WOWIO, INC.

9465 Wilshire Blvd., Suite 3015

Beverly Hills, CA 90212

January 6, 2014

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel
Greg Dundas
Joseph Kempf
Dean Suehiro

Re:	Wowio, Inc.
Registration Statement on Form S-1
File No. 333-184529

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Wowio, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00pm, Eastern Time, on Wednesday, January 8, 2014, or as soon thereafter as possible.

We hereby acknowledge that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Wowio, Inc.

By:	/s/ Brian Altounian
Name:	Brian Altounian
Title:	Chief Executive Officer